

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

June 30, 2017

Han Dongwoo
Chief Executive Officer
Shinhan Financial Group Co., Ltd.
20, Sejong-daero 9-gil, Jung-gu
Seoul 04513, Korea

      Re: Shinhan Financial Group Co., Ltd.
           Form 20-F for the Year Ended December 31, 2016
           Filed April 28, 2017
           Form 6-K Filed May 15, 2017
           File No. 001-3198

Dear Mr. Dongwoo,

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2016

Note 3 - Significant Accounting Policies, page F-14

(ab) New Standards and Interpretations Not Yet Adopted, page F-34

1.   We note your disclosure on page F-35 that the actual impact of adopting IFRS 9 on the financial statements in 2018 is being assessed and is subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgements that you will make in the future. However, we are also aware of statements made by your CFO on the February 8, 2017 earnings call (per review of the edited transcript) that indicates that you expect IFRS 9 to result in a positive for the capital ratio, and that the loan loss reserves of the present were already converted in 2016. Please respond to the following:

- Please explain in further detail what is meant by the statement that the "loan loss reserves of the present were already converted in 2016."   Specifically, please clarify whether in your December 31, 2016 financial statements prepared in accordance with IFRS as issued by the IASB, you have made adjustments to your methodologies in contemplation of complying with IFRS 9 early. If so, please describe the changes made and adopted, along with a quantitative impact of the changes.

- Please explain to us in further detail the impact you expect upon the adoption of IFRS 9. For example, it appears from the statements made by your CFO on the earnings call that you expect a positive capital ratio impact, but please also clarify whether you expect a positive impact on IFRS shareholders' equity (and reduction in the allowance for loan losses) upon the adoption. As part of your response, address what the main drivers are for the positive impact, if applicable, and whether it is concentrated in certain loan portfolios or a specific measurement method, e.g. the 12-month expected credit losses.

- In future filings, given that you appear to have some estimates of the impact of the adoption of IFRS 9, please provide more quantitative information about the expected effect upon the adoption of the standard on January 1, 2018.

Note 26 – Employee Benefits, page F-123

(e) Sensitivity Analysis, page F-125

2.   We note that your sensitivity analysis showing a 1% increase and 1% decrease in the discount rate results in a 92% increase in the defined benefit obligation, or a 110% decrease, respectively. We note similar material changes in the 1% movement of the future salary increase assumption. To the extent that the sensitivity amounts are driven by the fact that the amounts represent full numbers (and not numbers in millions of Won), please revise future filings to make it clear in all situations where you are not disclosing amounts in millions of Won.

Form 6-K Filed May 15, 2017

Exhibit 99.2

Note 2 – Basis of Preparation, page 14

(b) Use of Estimates and Judgments, page 14

3.   We note your disclosure that the credit card segment revised the calculation methodology of loan losses from a roll rate analysis model to an internal model approach. As a result of this change, allowances for loan losses and provision for unused credit lines decreased by ₩81,226 million and ₩282,694 million, respectively. We note that such changes

represent a 12% reduction in the allowance for loan losses for credit cards and a 65% reduction in the provision for unused credit lines compared to the balances as of December 31, 2016. Please respond to the following:

- Please explain in more detail the driver(s) behind this change in methodology during the first quarter of 2017. As part of your response, please clarify whether this is the same approach you plan to utilize upon your adoption of IFRS 9. If so, please confirm that that this methodology is still based upon the guidance of IAS 39, and not IFRS 9, given that you do not plan to adopt IFRS 9 until January 1, 2018.

- Please explain to us in more detail why the impact was so much more significant to the provision for unused credit lines, as compared to the allowance for loan losses for credit cards.

- Please tell us any changes you made in 2017 to your internal controls as a result of this change in methodology for your credit card segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephen Kim at (202) 551-3291 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services